Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of MediaCo Holding Inc. for the registration of Class A common stock, preferred stock, warrants and rights to purchase Class A common stock, preferred stock or units and to the incorporation by reference therein of our report dated March 30, 2021, except for Notes 1, 6 and 16, as to which the date is May 21, 2021, with respect to the consolidated and combined financial statements of MediaCo Holding Inc., included in MediaCo Holding Inc.’s Current Report on Form 8-K dated May 21, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

August 6, 2021